RidePair Inc.

2716 Ocean Park Blvd, Suite 1011

Santa Monica, CA 90405

April 22, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: RidePair Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed March 25, 2025

File No. 024-12555

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated April 7, 2025 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 3 to its Offering Statement on Form 1-A submitted March 25, 2025 (File No. 024-12555) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 3 to Offering Statement on Form 1-A Company Information,

1.	You state that you received final approval for a SEP Grant in the amount of $2,566,211, but you later state that there is no guarantee as to whether you will receive that entire amount or that any payments will occur. Please revise to clarify what you mean by "approval" for the grant in the current circumstances, particularly if you cannot guarantee that payments will occur. Additionally, please disclose whether there will be any reporting requirements to CARB if/when you receive the SEP payments.

Response:

In response to the Staff’s comments, after review with special counsel to the Company, the Company has removed references to the Supplemental Environmental Project (“SEP”) and the California Air Resources Board (“CARB”), given the uncertainty as to whether the Company will ever receive such SEP. If the Company does receive proceeds related to the SEP, it will disclose such information through a press release, or other appropriate filing with the SEC..

2.	Please add an appropriate risk factor to highlight the risk that there are no guarantees as to the receipt of the SEP payments and to describe the negative impact this may have on the Company's business plan.

Response:

In response to the Staff’s comments, as described in Response #1 above, all references to SEP and CARB were removed from the Filing. Accordingly, no risk factor is needed.

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Dilution, page 19

3.

We note your response to comment 2 and see that for each scenario, you have revised to present amounts related to the line items "Net tangible book value per share attributed to new investors, after this offering" and "Dilution per share to new investors." You also disclose that the “increase in net tangible book value per share attributable to new investors in this offering” is $2.25 per share. Please address the following points:

•         The amounts presented for “Net tangible book value per share attributable to new investors, after this offering” appear to reflect the increase in net tangible book value per share attributable to new investors. These amounts should replace the $2.25 per share amounts attached to the label “Increase in net tangible book value per share attributable to new investors in this offering.”

•         In conjunction with changes resulting from the bullet point above, please revise amounts attached to the label “Net tangible book value per share attributed to new investors, after this Offering” to reflect amounts previously reported under this label in the prior amendment.

Upon completion of these revisions, please ensure that “Dilution per share to new investors” equals the difference between the “Price to the public charged for each share in this offering” and the “Net tangible book value per share attributed to new investors, after this offering.”

Response:

In response to the Staff’s comments, the Company has revised the dilution tables to take into account the points above.

Exhibits

4.	We note your revisions to the legality opinion. Please obtain and file a revised legality opinion to make clear each class of securities upon which counsel is opining in each part of its opinion, including the shares of common stock underlying the Series B Preferred Stock. Please also have counsel revise the opinion to reference securities covered by the Offering Statement, rather than the multiple references to securities "contemplated in the Registration Statement and Prospectus." See Item 17(12) of Form 1-A.

Response:

In response to the Staff’s comments, the Company has included a revised legal opinion from Silvestre Law Group, P.C..

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (818) 770-5933.

Sincerely,

/s/ Marilu Brassington
Marilu Brassington
Chief Financial Officer

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